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05010161

SUPPL

August 1, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 0 2005 WASH. D.C. 192 SECTION

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. • Press release dated July 29, 2005 furnished to the *Comisión Nacional del Mercado de Valores* (CNMV) regarding the courts favoring FCC in its conflict with Acciona.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford

Matthew Telford
*Legal Assistant*

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

Attachments

By Hand Delivery

dw 8/3

English Summary for Fomento de Construcciones y Contratas, S.A.

– Press release dated July 29, 2005 furnished to the Comisión Nacional del Mercado de Valores (CNMV) regarding the courts favoring FCC in its conflict with Acciona.

File No. 82-3743

FCC FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

***Nota de Prensa***

# Los tribunales vuelven a dar la razón a FCC en su conflicto con Acciona

- **El Juzgado Mercantil desestima una demanda del registrador de Barcelona**
- **Otro juzgado de Barcelona también dio anteriormente la razón a FCC**

**Madrid, a 29 de julio de 2005.** El Juzgado Mercantil número 4 de Barcelona ha ratificado la decisión de la Dirección General de Registros y del Notariado, favorable a FCC, y ha desestimado la demanda presentada por el registrador mercantil de Barcelona que en su momento no inscribió, a propuesta de Acciona, a tres consejeros de FCC elegidos por la Junta General de Accionistas de la empresa.

En la Junta de Accionistas de FCC celebrada en Barcelona el 23 de junio de 2004 fueron elegidos tres consejeros propuestos por Acciona, accionista minoritario de FCC. En la misma Junta, a petición de un accionista, los tres consejeros fueron destituidos y sustituidos por otros tres propuestos por el Consejo de Administración de la compañía.

La Junta mayoritariamente consideró que Acciona es una empresa competidora directa de FCC y, por lo tanto, no tiene derecho a nombrar consejeros.

El registrador mercantil de Barcelona, Heliodoro Sánchez Rus, denegó a instancias de Acciona la inscripción en el Registro Mercantil de los tres consejeros nombrados por FCC.

Contra esta resolución FCC presentó recurso ante la Dirección General de Registros y del Notariado, que con fecha 14 de diciembre de 2004 revocó la decisión del registrador, considerando que se había excedido en sus funciones.

El señor Sánchez Rus presentó una demanda, a la que se adhirió Acciona, ante el Juzgado Mercantil de Barcelona, que ahora ha sido desestimada por este tribunal que da la razón a la Dirección General de Registros y del Notariado y condena al registrador al pago de las costas.

**Otra resolución favorable a FCC sobre el fondo del conflicto**

El pasado mes de febrero el Juzgado de Primera Instancia nº 2 de Barcelona también dictó una sentencia favorable a FCC en la cuestión de fondo sobre el contencioso que mantiene con Acciona, respecto a la pretensión de esta última de tener tres representantes en el Consejo de Administración de FCC.

Acciona interpuso una demanda de impugnación de los acuerdos sociales adoptados en la Junta General de Accionistas de FCC, celebrada en Barcelona el 23 de junio de 2004, por los que se cesaba a los tres Consejeros designados por Acciona por el método de representación proporcional.

La sentencia reconoció el legítimo derecho de FCC a oponerse a que tres representantes de su competidora accedan a su Consejo de Administración y condena a Acciona al pago de las costas del procedimiento.

Según esa sentencia, Acciona es "una competidora efectiva y directa de Fomento de Construcciones y Contratas" y añade que "el vínculo que une a Acciona con los tres Consejeros (nombrados por ésta) contamina, en mayor o menor medida, la actuación de éstos en el cargo del que han sido separados".

"El derecho de información -añade textualmente la sentencia-, el "know how" en los procesos de licitación, los datos confidenciales o el "derecho de llave", entre otros derechos que deben tener los Consejeros, hace que, por impecable que sea la actuación de los mismos, el riesgo de filtraciones sea inconjurable, consideraciones que respaldan la bondad de la separación de los Consejeros" por el motivo legal consistente en tener intereses opuestos a los de FCC.

La sentencia concluía diciendo que "la prudencia de la anterior decisión - la separación de estos Consejeros - se ve respaldada por el sentir de los accionistas de Fomento de Construcciones y Contratas ya que están conformes con la separación 74 de los presentes, 866 de los representados y sólo Tibest Cuatro (filial de Acciona) y Acciona se oponen".